

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 8, 2008

Mr. Richard Porterfield
Chief Executive Officer
Quantum Energy Inc.
260 -7250 NW Expressway
Oklahoma City, OK 73132

      Re: Quantum Energy, Inc.
              Form 10-KSB for Fiscal Year Ended February 28, 2007
              Filed June 12, 2007
              Form 10-KSB for Fiscal Year Ended February 28, 2006
              Filed June 14, 2006
              Form 10-QSB for Fiscal Quarter Ended May 31, 2006
              Filed July 20, 2006
              Form 8-K
              Filed May 24, 2006
              File No. 333-115637

Dear Mr. Porterfield:

      We issued comments to your Company on the above captioned filings on July 10, 2007. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by April 18, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

      If you do not respond to the outstanding comments or contact us by April 18, 2008, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Kevin Stertzel at 202-551-3723 if you have any questions.

Sincerely,

Jill S. Davis
Branch Chief